EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended April 30,
	2009	2010

Income before income taxes	$18,016	$9,017
Fixed charges	8,515	9,021
Capitalized interest	(18)	(12)
Total earnings	$26,513	$18,026

Interest expense (including capitalized interest)	$5,022	$4,796
Amortized premiums and expenses	350	998
Estimated interest within rent expense	3,143	3,227
Total fixed charges	$8,515	$9,021

Ratio of earnings to fixed charges	3.11	2.00

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